Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

GREAT LAKES DREDGE & DOCK CORPORATION

at

AN OFFER PRICE OF $17.00 PER SHARE IN CASH

Pursuant to the Offer to Purchase

Dated March 4, 2026

by

HURON MERGECO., INC.,

a wholly owned subsidiary

of

SALTCHUK RESOURCES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 31, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

March 4, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to act as information agent (“Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Great Lakes Dredge & Dock Corporation, a Delaware corporation (“GLDD”), for $17.00 per Share in cash ( the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among GLDD, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or, to the extent permitted by the Merger Agreement, waiver of certain conditions, Purchaser will be merged with and into GLDD, without a meeting, vote or any further action of the stockholders of GLDD (“GLDD Stockholders”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Purchaser will cease and GLDD will survive the merger as a wholly owned subsidiary of Parent (such merger, the “Merger” and the Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”).

After careful consideration, the board of directors of GLDD has unanimously: (i) determined that it is in the best interests of GLDD and GLDD Stockholders for GLDD to enter into the Merger Agreement and declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (ii) approved the execution, delivery and performance of, and adopted, the Merger Agreement and the consummation of the Transactions, including the Merger and the Offer, in accordance with the DGCL, (iii) resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL, and (iv) recommended that GLDD Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The conditions to the Offer are described in “The Tender Offer—Section 15. Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal (including Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Important Tax Information” providing information relating to backup U.S. federal income tax withholding;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	GLDD’s Solicitation/Recommendation Statement on Schedule 14D-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., New York City Time, on March 31, 2026, unless the Offer is extended or earlier terminated.

For Shares to be properly tendered pursuant to the Offer, Broadridge Corporate Issuer Solutions, Inc., the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), must be in timely receipt of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into an account maintained by the Depositary and Paying Agent at The Depository Trust Company pursuant to the procedures set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares,” of the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary and Paying Agent, in each case prior to the expiration of the Offer in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.